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                              November 6, 2020

       Brian Chesky
       Chief Executive Officer
       Airbnb, Inc.
       888 Brannan Street
       San Francisco, CA 94103

                                                        Re: Airbnb, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
26, 2020
                                                            CIK No. 0001559720

       Dear Mr. Chesky:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Laws, regulations, and rules that affect the short-term rental and home sharing business..., page
       32

   1. You discuss various regulatory restrictions related to short-term rentals and home sharing in the jurisdictions in
which you operate, and state that if such laws, regulations, rules or agreements
significantly restrict or discourage hosts in certain jurisdictions from sharing their properties, it
would have a material adverse effect on your business, results of operations and
financial condition. Please revise your disclosure to include the percentage of overall listings
that currently are not, or may not be, in compliance with applicable laws, regulations,
rules or agreements related to short-term rentals and home sharing.
                                                        Please also disclose
whether the impact of such restrictions in any of your ten largest
 Brian Chesky
Airbnb, Inc.
November 6, 2020
Page 2
         jurisdictions, on an aggregate basis, have had or could have a material impact on your results of operation and financial condition, and discuss the details of these restrictions.
         Alternatively, please tell us why such disclosure is not material. Glossary of Terms, page 116

2. Please revise your Glossary of Terms to include a definition for Check-ins.
Management's Discussion and Analysis, page 117

3. We note your disclosure on pages 65-66 and F-61 regarding the draft notice of proposed
         adjustment from the IRS that could increase the company   s federal
tax expense by $1.65
         billion, which is $1 billion beyond the company   s current reserves.
Please expand your
         disclosure in this section to further describe the potential tax liability and how it may impact your business, revenue or results of operations. Please quantify the potential impact, to the extent practicable, and disclose the potential liability and impact on your financial condition in your Summary.
        Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameBrian Chesky                                   Sincerely,
Comapany NameAirbnb, Inc.
                                                                 Division of
Corporation Finance
November 6, 2020 Page 2                                          Office of
Trade & Services
FirstName LastName